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Exhibit 99a5

Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064

December 12, 2003

Mr. Sam H. Eletr
c/o i-Stat Corporation
104 Windsor Center Drive
East Windsor, NJ 08520

Dear Mr. Eletr:

        This letter is to confirm our agreement regarding all of the shares, $.15 par value per share, ("Common Stock") of i-Stat Corporation, a Delaware corporation (the "Company"), beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by you and any other shares of Common Stock as to which you may hereafter acquire beneficial ownership (the "Shares"). In order to induce Abbott Laboratories, an Illinois corporation ("Abbott"), to enter into an Agreement and Plan of Merger to be dated as of the date hereof between the Company and Abbott (the "Merger Agreement"), you hereby agree as follows (capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement):

        Subject to the terms and conditions hereof, as soon as practicable after the commencement of the tender offer to be commenced by a subsidiary of Abbott (the "Buyer"), pursuant to the Merger Agreement (the "Tender Offer"), but in no event later than March 31, 2004, you will tender to Buyer, or cause to be tendered, all of the Shares; provided, however, that you will not be obligated to tender your Shares in the Tender Offer if Abbott modifies the terms of the Tender Offer in violation of the terms of the Merger Agreement. If you withdraw your tender of Shares in the Tender Offer, you shall immediately, but in no event later than March 31, 2004, re-tender such Shares to Buyer.

        You hereby agree not to sell or transfer the Shares (except in the Tender Offer or to Abbott or Buyer) prior to the Expiration Date.

        Notwithstanding anything in this Agreement to the contrary, Abbott understands and acknowledges that you will have no obligation as a result of this Agreement to exercise stock options or other derivative securities exercisable, exchangeable or convertible into shares of Common Stock.

        You hereby represent and warrant as to the Shares issued, outstanding and beneficially owned by you as of the date of this letter agreement that except as disclosed on Schedule I hereto (i) you are the sole beneficial owner of and have full right, power and authority to sell and vote the Shares, or if you are not the sole beneficial owner, you have the full right, power and authority to sell the Shares, and in either event, this letter agreement is a valid and binding agreement, enforceable against you, in accordance with its terms and (ii) neither the execution of this letter agreement nor the consummation by you of the transactions contemplated hereby will constitute a violation of, or conflict with, or default under, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which you are a party or by which you or the Shares are bound.

        Abbott hereby represents and warrants that it has the corporate power and it is duly authorized to enter into this letter agreement.

        You hereby agree to vote or cause to be voted all of the Shares over which you have voting power (i) in favor of approval and adoption of the Merger Agreement, the Merger and the transactions contemplated by this Agreement and the Merger Agreement and (ii) against any Alternative Acquisition, or any other matters which could reasonably be expected to impede, interfere, delay or adversely affect the Offer, the Merger and the transactions contemplated by this Agreement and the

Merger Agreement. In furtherance of your voting agreement in this paragraph, you hereby revoke any and all previous proxies with respect to any of the Shares and grant to Abbott and such individuals or corporations as Abbott may designate an irrevocable proxy to vote all of the Shares owned by you in accordance with this paragraph on any matters which may be presented to shareholders of the Company with respect to the matters referred to in (i) and (ii) above in this paragraph. You hereby acknowledge that the proxy granted by the foregoing is coupled with an interest and is irrevocable. In addition, you hereby agree to execute such additional documents as Abbott may reasonably request to effectuate its proxy and voting rights under this paragraph. Notwithstanding anything to the contrary contained herein, the obligation for you to vote the Shares and the proxy granted to Abbott hereby shall automatically terminate and be of no further force and effect upon the termination of this letter agreement in accordance with its terms.

        We each hereby agree that you are not making any agreement or understanding herein in any capacity other than in your capacity as a stockholder of the Company. If you are, or any of your Affiliates, employees or agents is, a member of the Board of Directors of the Company, nothing herein shall in any way limit or affect actions taken by you or them in such capacity, and no action taken in furtherance of your or their fiduciary duties shall be deemed to be a breach of the provisions of this letter agreement.

        We each hereby agree that this letter agreement creates legally binding commitments, enforceable in accordance with their terms. This letter agreement (i) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and (ii) supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This letter agreement is not intended to confer upon any other person any rights or remedies hereunder.

        This letter agreement will terminate, and all rights and obligations of the parties hereto shall terminate, upon the Expiration Date. "Expiration Date" shall mean the date and the time of the earlier of (i) the written consent of the parties hereto, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the entry into any amendment to the Merger Agreement by the parties thereto and (vi) March 31, 2004. No such termination shall relieve any party from liability for any willful breach of this letter agreement.

        Each party shall be entitled, without prejudice to the rights and remedies otherwise available to such party, to specific performance of all of the other party's obligations hereunder. This letter agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Delaware. Each of the parties shall pay its own expenses in connection with the execution and performance of this letter agreement.

        If any term, provision, covenant or restriction of this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        [intentionally left blank]

        Please indicate your agreement to the foregoing by signing this letter agreement in the space provided below, whereupon a binding agreement will have been formed between us in respect of the foregoing.

Sincerely,
ABBOTT LABORATORIES
	By:	/s/ Richard A. Gonzalez
	Name:	Richard A. Gonzalez
	Title:	President and Chief Operating Officer, Medical Products Group
Acknowledged and agreed as of the date first written above:
/s/ Sam H. Eletr Sam H. Eletr

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Abbott Laboratories 100 Abbott Park Road Abbott Park, Illinois 60064